

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

Via E-mail
Michael P. Lavelle
Chief Executive Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, WI 54942

> **Re: School Specialty, Inc.**
> **Form 10-K for the Fiscal Year Ended April 28, 2012**
> **Filed July 9, 2012**
> **Form 10-Q for the Quarterly Period Ended January 26, 2013**
> **Filed March 7, 2013**
> **File No. 000-24385**

Dear Mr. Lavelle:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended January 26, 2013

Note 6. Goodwill and Other Intangible Assets, pages 12 -16

1. In light of your bankruptcy filing, advise us and disclose whether you had performed an impairment test regarding your amortizable intangible assets as of January 26, 2013. If not, please explain why you are not required to do so. If so, tell us and disclose how you had conducted the impairment tests along with their results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Andrew Mew, Accounting Branch Chief, at 202-551-3377 if you have questions regarding our comments.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief